Exhibit 2.1

Execution Copy

THIRD AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Third Amendment (this “Amendment”) to the Merger Agreement (defined below) is made as of June 10, 2013, by and among: SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”); Starburst I, Inc., a Delaware corporation and a direct wholly owned subsidiary of SoftBank (“HoldCo”); Starburst II, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Parent”); Starburst III, Inc., a Kansas corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”); and Sprint Nextel Corporation, a Kansas corporation (the “Company”, and together with SoftBank, HoldCo, Parent and Merger Sub collectively referred to as the “Parties”).

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger dated as of October 15, 2012, and amended such Agreement and Plan of Merger pursuant to (a) that certain First Amendment to Agreement and Plan of Merger dated as of November 29, 2012, and (b) that certain Second Amendment to Agreement and Plan of Merger dated as of April 12, 2013 (such Agreement and Plan of Merger, as so amended, the “Merger Agreement”);

WHEREAS, the Parties desire to further amend the Merger Agreement in order to reflect certain additional understandings reached among the Parties; and

WHEREAS, (a) contemporaneously with entering into this Amendment, Parent and the Company are entering into an amendment to that certain Bond Purchase Agreement dated as of October 15, 2012, and (b) this Amendment contemplates that the Company will adopt a stockholder rights plan in substantially the form attached as Exhibit A hereto (the “Rights Plan”).

NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to Section 9.1 of the Merger Agreement, the Parties hereby agree as follows:

1. INTERPRETATION

This Amendment is made and delivered pursuant to the Merger Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Merger Agreement or in the Parent Charter (as defined in the Merger Agreement).

2. AMENDMENTS TO MERGER AGREEMENT

2.1 Increase in Aggregate Cash Consideration.

(a) Each reference to “$12,140,000,000” in Recital E, the definition of “Aggregate Cash Consideration” in Section 2.6(a)(i), Section 5.13(h) and Section 7.10 of the Merger Agreement is hereby replaced by a reference to “$16,640,000,000.”

(b) Each reference to “$17,040,000,000” in Recital E, Section 5.13(h) and Section 7.10 of the Merger Agreement is hereby replaced by a reference to “$18,540,000,000.”

(c) As a consequence of the changes set forth in Section 2.1(a) and Section 2.1(b) of this Amendment, each reference to “$4,900,000,000” in Recital E, Section 5.13(h) and Section 7.10 of the Merger Agreement is hereby replaced by a reference to “$1,900,000,000.”

2.2 Change in HoldCo Number.

(a) The reference to “2.294” in the definition of “HoldCo Number” in Section 1.2(b)(v) of the Merger Agreement is hereby replaced by a reference to “3.477752.”

(b) As a consequence of the change set forth in Section 2.2(a) of this Amendment, (i) each reference to “69.642%” in Recital D and Section 1.2(b) of the Merger Agreement is hereby replaced by a reference to “77.667%,” and (ii) each reference to “30.358%” in Recital D and Section 1.2(b) of the Merger Agreement is hereby replaced by a reference to “22.333%.”

(c) In addition, clause (3) of the definition of “HoldCo Number” in the Merger Agreement is hereby amended and restated to read in its entirety as follows: “the aggregate number of shares of Company Common Stock issuable upon the conversion of Company RSUs outstanding immediately prior to the Effective Time”.

2.3 Per Share Amount. In the definition of “Per Share Amount” set forth in Recital D of the Merger Agreement, clause (i) is hereby amended and restated to read in its entirety as follows:

“(i) cash in an amount equal to $7.65 (the “Per Share Amount”),”

2.4 Stock Splits, etc. Section 2.5(b) of the Merger Agreement is hereby amended and restated to read as follows:

“Between the date of this Agreement and the Effective Time, if the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or any Rights (as defined in the Rights Plan) are exercised, any Rights are exchanged or any dividends or distributions are made, set aside, paid or declared with respect to the Company’s Preferred Stock that would be issued upon the exercise of the Rights, then without limiting any provisions of the Parent Charter (including any provisions that relate to the calculation of the number of shares of Parent Common Stock to be held by HoldCo), the Merger Consideration and similarly dependent terms will be adjusted to the extent necessary or appropriate to achieve the same economic outcome.”

2.5 Expenses; Termination Fees.

(a) Each reference to “$600,000,000” in Section 8.3(c) and Section 8.3(e) of the Merger Agreement is hereby replaced by a reference to “$800,000,000.”

(b) The reference to “$75,000,000” in Section 8.3(c) of the Merger Agreement is hereby replaced by a reference to “$200,000,000.”

(c) The first sentence of Section 8.3(b) of the Merger Agreement is hereby amended and restated to read as follows:

“If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b), (ii) at or prior to the time of the termination of this Agreement a proposal or offer for a Specified Acquisition Transaction shall have been publicly disclosed, announced, commenced, submitted or made, (iii) at the time of the termination of this Agreement, the conditions set forth in Sections 6.7 and 7.6 shall have been satisfied but a final vote by the holders of Company Common Stock on the adoption of this Agreement shall not have taken place, and (iv) on or prior to the first anniversary of such termination, a definitive agreement (which shall not include a confidentiality agreement, letter of intent or other similar agreement that does not obligate the parties thereto, subject to the satisfaction or waiver of the conditions set forth therein, to consummate a Specified Acquisition Transaction) relating to a Specified Acquisition Transaction is entered into, then the Company will pay to Parent, contemporaneously with entering into such definitive agreement, a nonrefundable fee in the amount of $800,000,000 in cash (it being understood that in no event shall the Company be required to pay a fee of $800,000,000 on more than one occasion pursuant to this Section 8.3), minus any amount actually previously paid by the Company to Parent pursuant to Section 8.3(c)(ii), on or prior to the date of consummation of such Specified Acquisition Transaction.”

(d) Section 8.3(d) of the Merger Agreement is hereby amended and restated to read as follows:

“If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), (ii) prior to the adoption of this Agreement by the Required Company Vote a proposal or offer for a Specified Acquisition Transaction shall have been publicly disclosed, announced, commenced, submitted or made, and (iii) on or prior to the first anniversary of such termination, a definitive agreement (which shall not include a confidentiality agreement, letter of intent or other similar agreement that does not obligate the parties thereto, subject to the satisfaction or waiver of the conditions set forth therein, to consummate a Specified Acquisition Transaction) relating to a Specified Acquisition Transaction is entered into, then the Company will pay to Parent, contemporaneously with entering into such definitive agreement, a nonrefundable fee in the amount of $800,000,000 in cash (it being understood that in no event shall the Company be required to pay a fee of $800,000,000 on more than one occasion pursuant to this Section 8.3), minus any amount actually previously paid by the Company to Parent pursuant to Section 8.3(c)(ii).”

2.6 Elections.

(a) The second sentence of Section 2.7(a) of the Merger Agreement is hereby amended and restated to read as follows:

“All elections in accordance with this Section 2.7 (“Elections”) will be made on a form designed for that purpose and mutually acceptable to the Company and Parent (a “Form of Election”) and mailed to holders of record of shares of the Company Common Stock commencing no later than June 14, 2013, or such other date as Parent and the Company mutually agree in writing (the “Election Record Date”).”

(b) The first sentence of Section 2.7(b) of the Merger Agreement is hereby amended and restated to read as follows:

“A Form of Election must be properly completed, signed, and actually received by the Exchange Agent not later than 5:00 p.m. New York City time on the date five Business Days prior to the Effective Time, or at such other time as Parent and the Company mutually agree in writing (such time hereinafter referred to as the “Election Deadline”) in order to be effective.”

2.7 Confidentiality Agreements. The proviso to Section 5.3(b) of the Merger Agreement is hereby amended and restated to read as follows:

“provided, however, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information to such Person, the Company (I) gives Parent written notice that it is furnishing such nonpublic information to such Person and (II) receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person and such Person’s Representatives by or on behalf of the Company, the terms of which (x) are at least as restrictive as the terms contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, (y) require that such Person disclose in writing to the Company the names of any persons and entities (other than Representatives of such Person (as defined in this Agreement)) to whom such Person proposes to provide or make available any nonpublic information, before providing such information to any such person or entity, and (z) prohibit such Person from providing or making available any nonpublic information to any actual or potential source of equity financing, co-bidder or similar party without the Company’s prior written consent, and (B) contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent that such nonpublic information has not been previously so furnished).”

2.8 Status of Acquisition Inquiries. Section 5.3(c) of the Merger Agreement is hereby amended and restated to read as follows:

“The Company will promptly (and in no event later than 24 hours after receipt) advise Parent orally and in writing of the receipt of any Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Inquiry and a summary of all material terms thereof) received by the Company, and provide Parent with a copy of such Acquisition Inquiry if it is in writing. The Company will keep Parent promptly (and in no event later than 24 hours) informed with respect to (i) all material changes with respect to the status of any such Acquisition Inquiry, (ii) any material modification thereto and (iii) any proposed material modification thereto made by the Person making or submitting such Acquisition Inquiry, and including a summary of all material terms of any such actual or proposed modification thereto. The Company agrees that it will not enter any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent. For the avoidance of doubt, prior to consenting to or otherwise permitting any Person making an Acquisition Inquiry providing or making available any nonpublic information to any actual or potential source of equity financing, co-bidder or similar party, the Company must disclose to Parent the names of any such source of equity financing, co-bidder or similar party and the general nature of their proposed involvement in the transaction contemplated by such Acquisition Inquiry.”

2.9 Superior Offer. The definition of “Superior Offer” set forth in Exhibit A to the Merger Agreement is hereby amended and restated to read in its entirety as follows:

““Superior Offer” means an unsolicited bona fide written offer by a Third Party for a transaction (a) described in clause (a) of the definition of Acquisition Transaction (except substituting 50% for 20% therein) or providing for such Third Party’s acquisition of all or substantially all of the consolidated assets of the Company and its Subsidiaries taken as a whole, (b) that is on terms and conditions that the Company Board (or a committee thereof) in good faith determines (after consultation with its outside legal counsel and financial advisors), after taking into account all relevant factors as the Company Board considers to be appropriate (including all material legal, financial and regulatory aspects of the transaction contemplated by such Superior Offer), to be more favorable from a financial point of view to the Company’s stockholders than the Merger and the other Contemplated Transactions (taken as a whole), (c) with respect to which the Company Board (or a committee thereof) has in good faith taken into consideration the financial impact on the Company’s stockholders of (i) any reasonably anticipated delay in the closing of such transaction beyond the anticipated Closing Date of the Merger, (ii) any reasonably anticipated request or requirement by any Governmental Body that the Company or such third party or any of their respective Affiliates take or agree to take any of the actions described in Section 5.8(e), and (iii) the value of any stock consideration in such transaction not being guaranteed as of the closing date, (d) with respect to which the cash consideration and other amounts (including costs associated with the proposed acquisition) payable at closing are subject to fully committed financing from recognized financial institutions, and (e) is otherwise reasonably capable of being consummated on the terms proposed. Notwithstanding the foregoing, in order for a written offer to be considered a Superior Offer for purposes of the right to terminate this Agreement in accordance with Sections 5.5(e) and 8.1(j) (but, for the avoidance of doubt, not for purposes of effecting a Change in Company Board Recommendation in accordance with Section 5.5(c)), the Company Board (or a committee thereof) must, prior to 11:59 p.m., New York City time, on June 18, 2013, both (x) make all determinations provided in Section 5.5(c)(i)(C) with respect to such written offer in accordance with the Agreement, and (y) give written notice of those determinations to Parent.”

2.10 Notices. Section 9.9 of the Merger Agreement is hereby amended by adding the following as an additional copy party for notices to the Company:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

USA

Attention: Peter D. Lyons

                 Robert M. Katz

Facsimile: +1 212 848 7179

2.11 Triggering Event. The definition of “Triggering Event” set forth in Exhibit A to the Merger Agreement is hereby amended and restated to read in its entirety as follows:

““Triggering Event” means any of the following: (a) the Company Board shall have failed to include in the Prospectus/Proxy Statement, or shall have amended the Prospectus/Proxy Statement to exclude, the Company Board Recommendation; (b) the Company Board shall have effected or publicly announced a Change in Company Board Recommendation; (c) the Company shall have entered into any letter of intent or similar document or any Company Contract contemplating any Acquisition Transaction (other than a confidentiality agreement contemplated by Section 5.3(b)) or any offer or proposal with respect to any Acquisition Transaction; or (d) a tender or exchange offer relating to the outstanding Company Common Stock shall have been commenced and the Company shall not have sent to its stockholders, prior to the earlier of (x) the date 10 Business Days after the commencement of such tender or exchange offer or (y) the day prior to the date of the Company Stockholders’ Meeting, a statement disclosing that the Company recommends rejection of such tender or exchange offer, provided that in the case of clause (y) above, that (A) the Company shall have had a minimum of five calendar days from the commencement of such tender or exchange offer to consider such tender or exchange offer and (B) Parent shall have consented to the Company adjourning the Company Stockholders’ Meeting to permit such five calendar day period to elapse.”

2.12 Date of Company Stockholders’ Meeting.

(a) Section 5.5(a) of the Merger Agreement is hereby amended and restated to read as follows:

“The Company will take all action necessary under all applicable Legal Requirements and in accordance with its Charter Documents to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting will be convened on June 12, 2013, and immediately adjourned until June 25, 2013 (subject to any extension reasonably necessary to comply with applicable Legal Requirements, including (x) amending any disclosure document to be delivered to holders of Company Common Stock in connection with the Company Stockholders’ Meeting or otherwise acting to address any oral or written comments made by the SEC and (y) any delay pursuant to an order of a court of competent jurisdiction). The Company will cause all proxies solicited in connection with the Company Stockholders’ Meeting to be solicited in compliance with all applicable Legal Requirements. SoftBank (subject to and without limiting its rights in the event of a Change in Company Board Recommendation pursuant to Section 5.5(c)) and (unless the Company shall have made a Change in Company Board Recommendation pursuant to Section 5.5(c)) the Company will each use their respective best efforts to solicit adoption of this Agreement, as amended, by the Company’s stockholders, including by jointly preparing letters, presentations and other solicitation materials, jointly conducting meetings with significant stockholders and taking such other actions as SoftBank may request in good faith (subject in each case to the Company’s determination in good faith that such solicitation and any materials used therein comply with applicable Legal Requirements).”

(b) Section 5.5(f) of the Merger Agreement is hereby amended and restated to read as follows:

“Notwithstanding the terms of Section 5.5(a), if on June 25, 2013, or any subsequent date for which the Company Stockholders’ Meeting is scheduled following any adjournment or postponement (any such date, a “Company Meeting Original Date”), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, the Company will cause the Company Stockholders’ Meeting to be postponed or adjourned to a date that is the sooner of 10 Business Days after such Company Meeting Original Date and two Business Days prior to the End Date (as defined in Section 8.1(b)), or to such other date as Parent and the Company may mutually determine.”

2.13 Termination Rights.

(a) Section 8.1(f) of the Merger Agreement is hereby amended and restated to read as follows:

“by Parent, upon written notice to the Company, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement or any representation or warranty of the Company shall have become untrue after the date hereof, which breach or untrue representation or warranty (i) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) is incapable of being cured prior to the End Date by the Company or is not cured within 30 days of written notice of such breach from Parent to the Company;”

(b) Section 8.1(j) of the Merger Agreement is hereby amended and restated to read as follows:

“by the Company (at any time prior to the earlier of (i) adoption of this Agreement by the Required Company Vote or (ii) 11:59 p.m. New York City time on June 25, 2013), upon written notice to Parent, in order to enter into a definitive agreement with a Third Party providing for a Superior Offer in accordance with Section 5.5(e); or;”

3. COVENANTS AND OTHER RELATED MATTERS

3.1 Determinations by Company Board and Special Committee. Contemporaneously with the public announcement of this Amendment, the Company will make public statements to the effect that the Company Board and a special committee of the Company Board (the “Special Committee”) have each unanimously (after consultation with their respective outside legal counsel and their respective financial advisors) (a) approved this Amendment and determined that the Merger and the Merger Agreement (as amended by this Amendment) are advisable, (b) recommended that the Company’s stockholders vote to adopt the Merger Agreement (as amended by this Amendment), and (c) determined that no Acquisition Inquiry submitted by DISH Network Corporation (“DISH”) to the Company through the date of this Amendment constitutes, or is reasonably likely to lead to, a Superior Offer (as defined in the Merger Agreement prior to the date of this Amendment). Such public statements will also disclose (x) the termination of all discussions and negotiations with DISH with respect to all Acquisition Inquiries submitted by DISH prior to the date of this Amendment consistent with Section 3.3 of this Amendment, and (y) the Company’s agreement to adopt the Rights Plan on or prior to June 17, 2013.

3.2 Supplement to the Prospectus/Proxy Statement.

(a) As promptly as practicable after the date of this Amendment, and in no event later than June 14, 2013 (or if the required pro forma financial statements are not available on such date, not later than the first date thereafter on which such pro forma financial statements become available), or such other date as Parent and the Company mutually agree in writing, Parent and the Company will prepare, file with the SEC and cause to be mailed to the holders of Company Common Stock a supplement to the Prospectus/Proxy Statement disclosing the matters that are the subject of this Amendment, together with any other related disclosures (new or amended) that are necessary or appropriate in to reflect such matters, make any required filings with other Governmental Bodies with respect to this Amendment and otherwise implement this Amendment in a manner that does not require or result in a delay in the Company Stockholders’ Meeting beyond June 25, 2013 (subject to any delay necessitated by the date on which such pro forma financial statements become available) or require or result in a change in the record date for stockholders entitled to vote at the Company Stockholders’ Meeting. Without limiting the foregoing, the Company will include in the supplement to the Prospectus/Proxy Statement a description of each of the determinations made by the Company Board and the Special Committee as described in Section 3.1 of this Amendment.

(b) Disclosures with respect to (i) the Special Committee’s and the Company Board’s determinations regarding the terms of, and transactions contemplated by, this Amendment and the Acquisition Inquiry submitted to the Company by DISH, (ii) discussions and negotiations conducted by the Company and its Representatives with DISH and its Representatives, (iii) financial scenarios and projections made available to Parent or DISH and (iv) such other information as the Company shall determine in its reasonable discretion is appropriate to satisfy Legal Requirements shall be deemed “necessary and appropriate” for purposes of the first sentence of Section 3.2(a) of this Amendment.

3.3 Termination of Discussions and Negotiations.

(a) Immediately following the execution of this Amendment, the Company will, and will cause the other Acquired Corporations and will instruct each of their respective Representatives immediately to, (a) cease and cause to be terminated any and all discussions or negotiations between the Company, any other Acquired Corporation or any of their respective Representatives, on the one hand, and any Person (other than the Parent Entities and their respective Representatives), on the other hand, with respect to any Acquisition Inquiry pending as of the date of this Amendment, (b) terminate in full any access of such Person and its Representatives to nonpublic information, and (c) require the return or destruction of all nonpublic information furnished by the Company or its Representatives to any Person or its Representatives under any confidentiality or non-disclosure agreement entered into prior to the date of this Amendment in connection with any Acquisition Inquiry. For the avoidance of doubt, in the event that any Person has made any Acquisition Inquiry prior to the date of this Amendment, the provisions of the Merger Agreement will thereafter apply fully to such Person (or such Person’s Affiliates) as if such Person had not previously made any Acquisition Inquiry.

(b) Without limiting the provisions of clause (a) above, effective immediately upon the execution of this Amendment, those certain waiver letters dated as of April 26, 2013, and May 20, 2013, between Parent and the Company (the “Waiver Letters”) are hereby terminated and the waivers granted by Parent pursuant to the Waiver Letters will be of no further force or effect. Accordingly, from and after the date of this Amendment, the Company will not be entitled to take any of the actions permitted by either of the Waiver Letters unless and until the Company is (or becomes) otherwise entitled to take such actions pursuant to (and in accordance with) the terms of the Merger Agreement.

(c) Promptly following the execution of this Amendment, the Company shall be permitted to send DISH a written notice addressing the matters set forth in Section 3.3(a) of this Amendment and advising DISH of the amendments to the Merger Agreement and the Bond Purchase Agreement contemplated by this Amendment, provided that the Company shall give Parent a reasonable opportunity to review and comment on such notice in advance of sending and shall consider in good faith any comments reasonably proposed by or on behalf of Parent.

3.4 Rights Plan.

(a) The Company will adopt the Rights Plan on or prior to June 17, 2013, and will publicly announce adoption of the Rights Plan promptly following such adoption. The Company will comply with all of its obligations under the Rights Plan. SoftBank, HoldCo, Parent and Merger Sub each acknowledges that the adoption of the Rights Plan shall not result in any breach of the representation and warranty set forth in Section 3.5 of the Merger Agreement or the covenant set forth in Section 5.2 of the Merger Agreement.

(b) Without limiting any of the rights of any of SoftBank, HoldCo, Parent or Merger Sub, whether under the Merger Agreement (as amended by this Amendment), the Bond Purchase Agreement or any agreement entered into in connection with either thereof or otherwise, including to convert the Bond or take any other actions, the Company will from time to time make all determinations and take all actions necessary, or as may be reasonably requested by Parent, to ensure, for purposes of the Rights Plan, that none of SoftBank, HoldCo, Parent and Merger Sub, and none of their respective Affiliates and Associates, are deemed to acquire or to have acquired Beneficial Ownership of any shares of Company Common Stock that are reserved for issuance under the Bond Purchase Agreement or that are acquired at or following the Closing in accordance with the terms of the Merger Agreement to be or become an Acquiring Person for purposes of any such shares of Company Common Stock. The Company will not take any action that would allow any Person (other than SoftBank, HoldCo, Parent or Merger Sub, or any of their respective Affiliates or Associates) to acquire Beneficial Ownership of 17% or more of the shares of Company Common Stock without causing a Distribution Date and a Stock Acquisition Date under the Rights Plan, and will not otherwise amend or waive any provision of the Rights Plan or redeem any of the Rights issued under the Rights Plan; provided, however, that the foregoing restrictions shall not apply in the event that the Company Board has effected a Change in Company Board Recommendation in accordance with Section 5.5(c).

(c) The Company will promptly (and in no event later than 24 hours after the Company learns of any such event) notify Parent in writing of (i) the occurrence of a Distribution Date, (ii) any Person becoming an Acquiring Person or (iii) the receipt by or on behalf of the Company of any request for, or inquiry regarding, any waiver or amendment of any of the provisions of or exemptions under the Rights Plan, including a reasonably detailed description of the facts and circumstances underlying or relating to any such event.

(d) Terms used in this Section 3.4 and not otherwise defined in this Amendment have the meanings ascribed to them in the Rights Plan.

4. REPRESENTATIONS AND WARRANTIES

4.1 Additional Representations of the Company. The Company hereby represents and warrants to the Parent Entities as follows:

(a) The Company has all requisite corporate power and authority to enter into this Amendment and, subject to the adoption of the Merger Agreement by the Required Company Vote, to carry out its obligations under the Merger Agreement (as amended by this Amendment) and to consummate the transactions contemplated by the Merger Agreement (as amended by this Amendment).

(b) The execution and delivery of this Amendment by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of the Company (other than obtaining the Required Company Vote).

(c) This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Amendment by each of the Parent Entities, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or moratorium laws or other similar Legal Requirements, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d) As of June 7, 2013, (i) 3,022,802,604 shares of Company Common Stock have been issued and are outstanding, (ii) 50,407,081 shares of Company Common Stock are subject to issuance pursuant to Company Options; (iii) 72,370,877 shares of Company Common Stock are reserved for future issuance pursuant to the Company ESPP; (iv) 15,140,896 shares of Company Common Stock are reserved for future issuance pursuant to Company Equity Awards; and (v) 141,944,839 shares of Company Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Company Equity Plans. As of June 7, 2013, the Company held no shares of its capital stock in treasury.

(e) Except as set forth in (1) Section 4.1(d) of this Amendment, (2) Parts 3.5(b) and 3.5(c) of the Company Disclosure Schedule and (3) the Bond Purchase Agreement, the Warrant Agreement and the Rights Plan, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other voting securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other voting securities of any of the Acquired Corporations; or, other than any Company Plan, Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other voting securities.

4.2 Additional Representations of the Parent Entities. Each of the Parent Entities hereby represents and warrants to the Company as follows:

(a) Such Parent Entity has all requisite corporate power and authority to enter into this Amendment and to carry out its obligations under the Merger Agreement (as amended by this Amendment) and to consummate the transactions contemplated by the Merger Agreement (as amended by this Amendment).

(b) The execution and delivery of this Amendment by such Parent Entity and the consummation by such Parent Entity of the transactions contemplated by the Merger Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of such Parent Entity.

(c) This Amendment has been duly executed and delivered by such Parent Entity and, assuming the due authorization, execution and delivery of this Amendment by the Company, constitutes the valid and binding obligation of such Parent Entity, enforceable against such Parent Entity in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or moratorium laws or other similar Legal Requirements, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5. GENERAL

5.1 Savings. Subject to and without limiting the change to the definition of “Superior Offer” herein insofar as it relates to Section 5.5(c)(i) of the Merger Agreement, nothing set forth in this Amendment shall be construed to limit the ability of the Company Board to effect a Change in Company Board Recommendation in accordance with Section 5.5(c) of the Merger Agreement or the ability of the Company to make disclosures in accordance with Section 5.3(f) of the Merger Agreement.

5.2 Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Merger Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Merger Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Merger Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Merger Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

5.3 Other Terms. Section 9.4, Section 9.5, Section 9.9 (as amended by this Amendment) and Section 9.10 of the Merger Agreement will apply to this Amendment, mutatis mutandis, as if set forth herein.

5.4 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the date first written above.

SOFTBANK CORP.		STARBURST I, INC.

By:	/s/ Masayoshi Son	By:	/s/ Ronald D. Fisher

Name:	Masayoshi Son	Name:	Ronald D. Fisher

Title:	Chairman & CEO	Title:	President

SPRINT NEXTEL CORPORATION		STARBURST II, INC.

By:	/s/ Charles Wunsch	By:	/s/ Ronald D. Fisher

Name:	Charles Wunsch	Name:	Ronald D. Fisher

Title:	SVP, GC & Corp. Sec.	Title:	President

STARBURST III, INC.

		By:	/s/ Ronald D. Fisher

		Name:	Ronald D. Fisher

		Title:	President

[Signature Page to the Third Amendment to the Merger Agreement]